

02006570

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden hours per response . . . 12.00

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 01 2002 WASH. D.C. 365 SECTION

SEC FILE NUMBER
8-51281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Des Peres Rd. Suite 130
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Evens 314-984-0892 x105
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

10 S. Broadway Ste. 900 (Address) St. Louis (City), MO (State) 63102-1761 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jennifer Evens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ever Trade Direct Brokerage, Inc., as of December 31st, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jennifer Evens

Jennifer Evens
Signature

President
Title


MARY FREIN
Comm. Exp. Dec. 26, 2004
NOTARY PUBLIC
NOTARY SEAL
St. Louis County
STATE OF MISSOURI

Mary Frein
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERTRADE DIRECT BROKERAGE, INC.

Table of Contents



10 South Broadway
Suite 900
St Louis. MO 63102-1761

Independent Auditors' Report


RECEIVED
MAR 0 1 2002
365

The Board of Directors
Evertrade Direct Brokerage, Inc.:

We have audited the accompanying balance sheets of Evertrade Direct Brokerage, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evertrade Direct Brokerage, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 6, 2002



EVERTRADE DIRECT BROKERAGE, INC.

Balance Sheets

December 31, 2001 and 2000

Assets		**2001**	**2000**
Due from banks	$	25,510	5,345
Interest-bearing bank deposits		141,734	358,751
Deposit at clearing firm		212,505	107,159
Property and equipment, net		5,721	9,078
Prepaid National Association of Securities Dealers, Inc. fees		27,482	26,960
Other assets		14,906	5,881
Total assets	$	427,858	513,174
Liabilities and Shareholder's Equity			
Accounts payable and accrued expenses	$	3,350	11,475
Shareholder's equity:			
Common stock ($1 par value, 30,000 shares authorized, 1,000 shares issued and outstanding)		1,000	1,000
Capital surplus		1,168,353	1,068,353
Accumulated deficit		(744,845)	(567,654)
Total shareholder's equity		424,508	501,699
Total liabilities and shareholder's equity	$	427,858	513,174

See accompanying notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

Statements of Operations

Years ended December 31, 2001 and 2000

	2001	2000
Income:		
Concession and fee income	$ 236,332	63,780
Interest income:		
Interest-bearing bank deposits	6,602	20,113
Deposit at clearing firm	5,346	5,021
Investment securities	—	304
Total interest income	11,948	25,438
Total income	248,280	89,218
Expense:		
Salaries and employee benefits	134,391	203,624
Trade clearing and execution fees	60,522	23,661
Data processing	59,013	35,703
Trading error	33,017	—
Regulatory fees and licenses	30,000	11,241
Occupancy	25,279	12,112
Furniture and equipment	23,552	16,083
Communication	22,573	19,980
Insurance	6,766	3,987
Legal and professional	2,305	1,970
Supplies, stationary, and postage	1,809	15,524
Other expense	26,244	8,572
Total expense	425,471	352,457
Loss before income taxes	(177,191)	(263,239)
Income taxes	—	—
Net loss	$ (177,191)	(263,239)

See accompanying notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

Statements of Shareholder's Equity

Years ended December 31, 2001 and 2000

	Common stock	Capital surplus	Accumulated deficit	Total shareholder's equity
Balance at December 31, 1999	$ 1,000	1,068,353	(304,415)	764,938
Net loss	—	—	(263,239)	(263,239)
Balance at December 31, 2000	1,000	1,068,353	(567,654)	501,699
Contribution of capital from CustomerOne Financial Network, Inc.	—	100,000	—	100,000
Net loss	—	—	(177,191)	(177,191)
Balance at December 31, 2001	$ 1,000	1,168,353	(744,845)	424,508

See accompanying notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net concession and fee income received	$ 236,332	63,780
Cash paid to suppliers and employees	(544,028)	(479,984)
Interest income	11,948	25,438
Net cash used in operating activities	(295,748)	(390,766)
Cash flows from investing activities:		
Purchase of property and equipment	(1,104)	—
Maturities of investment securities	—	100,000
Net cash (used in) provided by investing activities	(1,104)	100,000
Cash flows provided by financing activities – contribution of capital from CustomerOne Financial Network, Inc.	100,000	—
Net decrease in cash and cash equivalents	(196,852)	(290,766)
Cash and cash equivalents, beginning of period	364,096	654,862
Cash and cash equivalents, end of period	$ 167,244	364,096
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (177,191)	(263,239)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	4,461	4,299
Discount accretion	—	(304)
Increase in deposit at clearing firm	(105,346)	(107,159)
Decrease in accounts payable and accrued expenses	(8,125)	(6,750)
Other, net	(9,547)	(17,613)
Net cash used in operating activities	$ (295,748)	(390,766)

See accompanying notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization

Evertrade Direct Brokerage, Inc. (Evertrade) was incorporated on November 19, 1998 and commenced its initial operations as of March 1, 1999. Evertrade is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (CustomerOne).

Evertrade is a member of the National Association of Securities Dealers, Inc. Evertrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

Evertrade is affiliated with Wilmington Savings Fund Society, FSB (WSFS) through WSFS' investment in CustomerOne and CustomerOne's management of the Everbank division of WSFS.

(2) Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and all concession and fee income are recorded as earned on a settlement date basis.

Property and Equipment, Net

Property and equipment are stated at cost. The cost of construction, additions, and substantial betterments of property and equipment is capitalized. The cost of maintenance and repairs is expensed. Property and equipment are depreciated using the straight-line method over the estimated economic lives as follows:

	Years
Computer equipment and software	3
Furniture and equipment	3-5

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include cash, due from banks and interest-bearing bank deposits.

Income Taxes

The operations of Evertrade are included in CustomerOne's consolidated Federal income tax return. Income taxes are paid to or received from CustomerOne at the statutory tax rate to the extent of any liability paid or benefit received by CustomerOne. There were no income tax payments remitted to CustomerOne or received from CustomerOne during the years ending December 31, 2001 and 2000.

(Continued)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

Management is required to make estimates and assumptions during the preparation of financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of net income during the period. Actual results could differ from these estimates and assumptions.

Reclassifications

Certain reclassifications of 2000 amounts have been made to conform with the 2001 presentation. Such reclassifications have no effect on previously reported net loss.

(3) Retirement Plans

Evertrade's employees participate in CustomerOne's 401K Retirement Savings Plan (the Plan). Employees of Evertrade are eligible to participate upon meeting certain service requirements. Under the Plan, employer-matching contributions are determined annually by CustomerOne's Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2001. There were no employer contributions under the Plan for the year ended December 31, 2001. Total employer contributions under the Plan for the year ended December 31, 2000 were approximately $1,000.

There are no other postretirement benefits provided for the employees of Evertrade.

(4) Related-party Transactions

Certain expenditures attributable to Evertrade's operations, including an allocation of occupancy expense totaling $25,279 and $12,112 for the years ending December 31, 2001 and 2000, respectively, are initially paid by CustomerOne. Evertrade subsequently reimburses CustomerOne for these payments. There were no management fees allocated to Evertrade from CustomerOne or any of its affiliates during the years ending December 31, 2001 and 2000. Included in other assets is a receivable from an employee of Evertrade totaling $4,506 and $5,881 at December 31, 2001 and 2000, respectively.

(Continued)

EVERTRADE DIRECT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(5) Income Taxes

No income tax expense or benefit has been recognized for the years ending December 31, 2001 and 2000. The primary reconciling differences between income tax benefit and the amount of tax benefit that would be expected to result by applying the Federal statutory rate of 34% to the loss before income taxes for the years ending December 31, 2001 and 2000 are as follows:

		2001	2000
Expected Federal income tax benefit	$	60,245	89,501
State income tax benefit		5,316	7,897
Establishment of valuation allowance		(65,547)	(97,313)
Other, net		(14)	(85)
	$	—	—

The tax effect of the temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 and 2000 are as follows:

		2001	2000
Deferred tax costs:			
Start-up costs	$	31,478	43,282
Book over tax depreciation		1,420	790
Net operating loss carryforward		242,596	165,875
Gross deferred tax assets		275,494	209,947
Less valuation allowance		(275,494)	(209,947)
Net deferred tax assets	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and projections for futures losses over the periods which the deferred tax assets are deductible, management does not believe it is more likely than not Evertrade will realize the benefits of these deductible differences. Accordingly, a valuation allowance has been established for the deferred tax assets.

(Continued)

EVERTRADE DIRECT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2001 and 2000

At December 31, 2001, Evertrade had net operating loss carryforwards for Federal income tax purposes which are available to offset future Federal taxable income, if any. The net operating loss carryforwards at December 31, 2001 expire as follows:

Year ending December 31:		
2019	$	154,916
2020		293,394
2021		207,355
	$	655,665

(6) Regulatory Requirements

Evertrade is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, Evertrade had net capital of $376,777, which was in excess of the required net capital of $250,000. Evertrade's ratio of aggregate indebtedness to net capital was 0.0089 to 1.

Evertrade is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule. Evertrade's clearing firm is U.S. Clearing Corporation.

Schedule

EVERTRADE DIRECT BROKERAGE, INC.

Computation of Uniform Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total shareholder's equity	$	424,508
Deductions –		
nonallowable assets		47,731
Net capital	$	376,777
Aggregate indebtedness – items included in the statement of financial condition –		
accounts payable and accrued expenses	$	3,350
Total aggregate indebtedness	$	3,350
Computation of basic net capital requirement – minimum net capital required*	$	250,000
Excess net capital	$	126,777
Ratio – aggregate indebtedness to net capital*		0.89%

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from Evertrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2001.

See accompanying independent auditors' report.